Exhibit 21.1

List of Subsidiaries of

Descrypto Holdings, Inc.

Entity Name	Place of Organization

OpenLocker, Inc.	Delaware
Descrypto, Inc.	Delaware
Descrypto Studios, LLC	Wyoming